UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001 -93
Company Registry (NIRE): 35.300.186.133

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

Pursuant to Article 124 of Law 6,404/76, the shareholders of CPFL Energia S.A. (“Company”) are hereby invited to an Extraordinary General Meeting (“EGM”) on December 10 2009 (Thursday), at 10:00 a.m. at the Company’s registered offices at Rua Gomes de Carvalho, nº 1510, 14º andar, conj. 1402, in the city and state of São Paulo to deliberate on the following Agenda:

I. Examine, discuss and approve the seven (7) “Protocol and Justification for Incorporation of Shares” (“Protocols”) instruments signed between the Company and the following controlled companies: (i) Companhia Leste Paulista de Energia, (ii) Companhia Jaguari de Energia, (iii) Companhia Sul Paulista de Energia, (iv) Companhia Luz e Força de Mococa, (v) Companhia Jaguari de Geração de Energia, (vi) CPFL Serviços, Equipamentos, Indústria e Comércio S.A. and (vii) Companhia Luz e Força Santa Cruz (jointly denominated the “Controlled Companies”);

II. Ratify the choice of the specialized companies Hirashima & Associados Consultoria em Transações Societárias Ltda., which prepared the report for the economic value of the Company and for each of the Controlled Companies and Hirashima & Associados Ltda., which prepared the report for the market value of shareholders’ equity of the Company and each of the Controlled Companies;

III. Examine and approve the appraisal reports mentioned under item “II” above with respect to the Company;

IV. Pursuant to Article 252 of Law 6,404/76, discuss and approve the incorporation of the total shares issued by the Controlled Companies into the equity of the Company with the consequent conversion of the said Controlled Companies into wholly owned subsidiaries of the Company pursuant to the respective Protocols;

V. Approval of the increase in the Company’s capital stock in the total value of R$ 52,250,435.73 (fifty-two million, two hundred and fifty thousand, four hundred and thirty-five reais and seventy-three centavos) with the total issue of 1,226,223 (one million, two hundred and twenty-six thousand, two hundred and twenty-three) new shares of the Company to replace the shares issued by the Controlled Companies which shall be incorporated into the equity of the Company pursuant to the foregoing items and respective Protocols; and

VI. Amend the Company’s Bylaws, in their Article 5 to reflect the change in the Company’s capital stock as a result of the eventual approval of the items “I” to “V” above, the said capital stock increasing from R$ 4,741,175,241.82 (four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais and eighty-two centavos) to R$ 4,793,425,677.55 (four billion, seven hundred and ninety-three million, four hundred and twenty-five thousand, six hundred and seventy-seven reais and fifty-five centavos).

General Instructions:

1. Pursuant to Article 13 of the Company’s Bylaws, the shareholder wishing to be represented by a proxy, constituted according to Article 126, Paragraph 1 of Law 6,404/76, shall deliver the respective power of attorney at the Company’s registered offices no later than 24 hours prior to the time set for the start of the EGM.

2. The documents pertinent to the matters to be discussed in the EGM are available to shareholders as from today’s date at the Company’s registered offices and in its website (www.cpfl.com.br/ri), as well as in the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) – CVM (www.cvm.gov.br) and the BM&FBOVESPA – Securities, Commodities and Futures Exchange (www.bovespa.com.br) of São Paulo.

3. The increase of the capital described under item “V” of this Call Notice shall not imply preemptive rights pursuant to Paragraph 1 Article 252 of Law 6,404/76.

4. Dissenting shareholders shall have the choice of exercising the right of withdrawal based on the book equity value of the shares, corresponding to R$ 10.461610145 per share. The right of withdrawal shall be limited to the shares that are owned by these shareholders up to the date the Material Fact is published by CPFL Energia with respect to the Incorporation of Shares, that is, those shareholders enrolled in the Company’s registers at the close of business on October 28 2009. Withdrawal rights on shares acquired after this date may not be exercised.

São Paulo, October 29 2009.

Pedro Pullen Parente
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.